

INVEST IN **CYBERGLOBAL**

INVEST IN AMERICA'S CYBERSECURITY FRANCHISE MODEL. RAPID EXPANSION, STRONG REVENUE.

cybergl.com   St. Petersburg, FL   𝕏 in ▶ f ⊙ 🔊

Highlights

1 $11M+ cumulative Group revenue (2018–24); $17M+ cumulative executed contract value through 2025

2 CyberGlobal USA has currently secured $2M revenue in the first 12 months,



proving market demand.

3. Achieving profitability during rapid franchise expansion through growth and sustainability.

4. Franchise fees, royalties, & managed services create potential recurring, scalable revenue streams.

5. From 0 to 14 franchises in the first year of US expansion and targeting 25 by the end of 2025.

6. Serial entrepreneurs with multi-million-dollar exits, now scaling their most ambitious venture yet.

7. $236B cybersecurity boom: 3x growth in decade. CyberGlobal's MSP model scales fast.

8. Strategic alliances: Microsoft, AWS, Palo Alto Networks, Bitdefender, KnowBe4, Kaseya.

Featured Investor



Karthik Kannan
Syndicate Lead

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Invested $10,000 ⓘ

"I have been working with Daniel and team as a partner of my company since 2019. We have found him and team to be high quality, reliable and friendly. Their domain knowledge in purple teaming, content building and data science is admirable. We have consistently expanded our partnership and engagement with Daniel and team over the years. And I look forward to supporting him in this new endeavor and am sure he will be successful in it. Therefore, I am investing."

Our Team



Ken Boyce CEO CyberGlobal USA

30+ year franchise expert with multi-million dollar sales success. Built & scaled franchise systems across industries. Proven distribution experience. Leading CyberGlobal's US market entry & nationwide expansion.



Daniel Ciobanu CEO and Co-Founder

Serial entrepreneur with multiple successful exits, including multi-million sales. 8+ years building global cybersecurity ops across 18+ countries.



Andrei Pusoiu COO and Co-Founder

Tech leader & serial founder. Startups funded by Europe's top accelerator StartupYard. NATO-cleared projects, 40+ certifications. Multi-million exit. Now scaling CyberGlobal's AI & automation edge globally.

Changing the way cybersecurity is done. We're combining local trust with enterprise-grade security — on our way to becoming the premier global leader in cybersecurity.

The Problem

Cyber-attacks are exploding. In 2024 alone, incidents surged by more than 1,200%. Small and mid-sized businesses (SMBs) are on the front line:

- **43% of attacks** target small businesses.

- **60% of SMBs** close within 6 months of a major breach.

- Most lack in-house expertise or affordable access to enterprise-level protection.

Traditional cybersecurity providers are centralized, expensive, and distant. SMBs don't trust faceless vendors, and they can't afford a full security team.



The CyberGlobal Solution

We've built a **cybersecurity franchise-** combining:

- **Local trust** → franchisees are embedded in their communities as trusted advisors.

- **Global expertise** → access to enterprise-grade security and proven methodologies.

- **AI-powered automation** → leveraging innovations like **PentX.AI**, our internally developed autonomous penetration testing platform.

Traditional cybersecurity providers are centralized, expensive, and distant. SMBs don't trust faceless vendors, and they can't afford a full security team.

The result: enterprise-level cybersecurity that's finally **accessible, trusted, and scalable** for businesses everywhere.

Proven Foundation

CyberGlobal was built to close the gap between security advice and real risk reduction.

Our foundation is simple and proven. We pair senior offensive security talent with disciplined 24/7 operations, then package that know-how into repeatable services that scale.

The result is a company that wins trust through execution, earns recurring revenue by maintaining improvements, and grows through a partner-led model that expands reach without heavy overhead.

Unlike a typical startup, CyberGlobal has an established track record:

- **$11M+ in Group Revenue through 2024**
- **$17M+ in cumulative signed contracts through 2025**
- **CyberGlobal USA: $2M+ in signed contracts in its first year**
- **14 franchisees signed in the US in under a year**
- **Group has 8 years of operations, CyberGlobal USA already profitable in 2025**
- **Delivering cybersecurity services across 18 countries**

CyberGlobal USA is a subsidiary of CyberGlobal Group. The Group provides centralized R&D, certifications/compliance, QA, delivery escalation, and marketing assets to CyberGlobal USA.

CyberGlobal USA executes U.S. franchise agreements, and **CyberGlobal USA** collects franchise royalties and fees.



Each engagement strengthens our playbooks, increases referral velocity, and improves margins as delivery becomes more standardized.

Why Invest Now

Cybersecurity spending continues to rise, yet <u>companies still struggle to find partners who both advise and execute.</u>

CyberGlobal is positioned to meet that need at scale.

Your investment will accelerate hiring in delivery, expand recurring managed services, and deepen our partner network so more organizations can achieve measurable risk reduction.

We have **a clear plan to convert demand into durable relationships**, a model that balances growth with discipline, and a leadership team that knows how to deliver outcomes that keep customers and partners coming back.

- **Exploding Market Demand** → Cyber attacks are increasing at historic rates, while SMBs (Small and Mid-Size Businesses) remain under-protected. Global cybersecurity spend is already a **$270B+ market.**

- **First-Mover Advantage** → CyberGlobal is the **global cybersecurity franchise network,** building what no competitor has achieved.

- **Proven Traction** → $11M+ group revenue, $17M+ signed contracts, profitable operations, and **14 US franchisees signed in the first year.** CyberGlobal USA secured **$2M+ in signed contracts** already.

- **Protected Brand** → CyberGlobal® is a registered trademark, securing our position in the market.

- **AI & Automation Edge** → CyberGlobal franchisees benefit from **PentX.AI,** one of the first fully autonomous penetration testing platforms, which enables us to deliver high-quality services at a fraction of the cost and with increased efficiencies in the process.

Every data breach creates more demand for what we're building. Cybersecurity demand is exploding worldwide. CyberGlobal is meeting it locally.



Team

CyberGlobal is led by a seasoned leadership group that blends cybersecurity depth with operational and commercial rigor.

Our delivery directors come from hands-on penetration testing, SOC operations, and incident response. Our service leaders focus on repeatability, quality control, and measurable outcomes.

This team is united by a culture of accountability, coachability, and continuous improvement that turns experience into a durable advantage.

Vision: Together, CyberGlobal is building 50+ franchise locations in the US by 2026, which will position CyberGlobal to become the **premier global leader in cybersecurity.**



Ken Boyce
CEO
CyberGlobal USA
Daniel Ciobanu
Founder
Chief Executive Officer
Andrei Pusoiu
Founder
Chief Operating Officer
Rahul Kichloo
Managing Director
EMEA
Paula McCullough
VP USA
Franchise Support
Chett Shearer
VP USA
Sales
Octavian Minea
Head of Cyber Operations

Madalina Petrea
Head of Marketing
Lucian Petcas
Head of Sales
Veronica Mihaiu
Head of SOC
Adriana Bere
Head of Financial

The Franchise Model

Unlike traditional cybersecurity companies fighting for direct customers, we've built a **self-expanding sales force.**

- **Franchisees invest their own capital and reputation**
- **Recurring revenue** through franchise fees, royalties, and managed services
- **Local partnerships** (accountants, lawyers, MSPs/IT companies, Digital Marketing agencies) multiply reach exponentially
- **Market penetration** at local speed, not corporate speed



Traditional
Cybersecurity Sales
Cold calling and door knocking.
High customer acquisition costs.
Low trust with prospects.
Limited geographic reach.
CyberGlobal
Partnership Model
Lower acquisition costs.
Warm introductions through trusted partners.
Built-in trust through existing relationships.
Growth through local networks.

Services & Differentiation

At CyberGlobal, we make security progress real and sustainable.

We start with the attacker's perspective to expose what truly matters, then we stay with the client to harden systems, validate improvements, and stand up the runbooks that keep them secure. **Our work is transparent and executive-ready**, with **clear SLAs, practical recommendations**, and reporting that ties effort to business impact.

We focus on the few actions that pose the most risk, and we measure the results, which is why customers treat us as an extension of their team rather than a one-off auditor.


services
Penetration Testing
Security Operation Center (SOC)
Application Security
Network Security
Email, Security & Phishing
Cloud Security
Incident Response & Threat Intelligence
Security Awareness
Governance, Risk & Compliance (GRC)
Staff Augmentation

What sets us apart:

1. **Local + Global + AI.** The only model that combines trusted local franchisees with enterprise-grade services and **AI-powered automation.**

2. **Technical Foundation.** 8 years of delivery, 1,200+ assessments per year, 40+ engineering certifications, NATO-cleared engineers.

3. **Fortune 500 Experience.** Through our partner network, CyberGlobal

Group has delivered for **Mercedes-Benz, Red Bull, Carrefour, VW, HP, Orange, and UKG.**

4. **Technology Partners.** Strategic alliances with **Microsoft, AWS, Palo Alto, Bitdefender, KnowBe4, and Kaseya.**

5. **5. Network Effects.** Every new franchise strengthens the whole system with shared intel, referrals, and vendor power.

Industries

We tailor delivery to the realities of each industry, from the regulatory demands of <u>financial services</u> and <u>healthcare</u>, to the operational continuity needs of <u>manufacturing</u> and <u>industrial</u> firms, to the speed and multi-tenant complexity of <u>technology</u> and <u>SaaS</u>, to the cost and privacy pressures in <u>education</u> and the <u>public sector</u>.

This vertical focus shortens time to value and makes our guidance easier to adopt.



Use of Funds

This raise is about turning momentum into repeatable scale.

A part of the funds will go to **USA partnership expansion** by recruiting and enabling MSPs and strategic alliances, building regional coverage, and standing up co-selling motions with on-the-ground success teams.

Another significant percentage will advance our **technology and AI development,** including cybersecurity platforms, automation, and R&D that productize proven methods, increase detection quality, and lift margins through consistent delivery.

The remaining will power **marketing and brand growth** with focused demand generation, industry programs, and practical education that shortens sales cycles and supports partners.

- 40% – USA partnership expansion

- 30% – Technology & AI development (Cybersecurity platforms, Automation, and R&D)

- 30% – Marketing & brand growth



The flow is intentional: partnerships open doors, marketing accelerates qualified pipeline, and our platforms raise delivery speed and reliability, creating a smooth path from first engagement to ongoing managed protection and multi-year relationships.

Social Proof

Security is ultimately a trust decision.

We earn that trust by making customers safer, communicating clearly, and being easy to work with. Our relationships span finance, technology, industrial, healthcare, retail, education, and the public sector through direct engagements and partner-led introductions.


customers
Red Bull
VOLKSWAGEN
Carrefour
stc
NHS
Virgin
orange
ARRK
UKG
KAR GLOBAL
Emirates
SAMSKIP
Emirates NBD
H&M
ANVILOGIC
ADIB
ROYAL LONDON
ooredoo
ADNOC
DB
Paulmann

The pattern is consistent. Start with a focused win, prove value quickly

The pattern is consistent. Start with a focused win, prove value quickly, expand scope as results compound, and maintain the gains through ongoing services.

> Prompt and clear communication; clear and comprehensive report; help with "for dummies" explanation for a non- technical PM.
>
> **CISO,** Banking Client

> We appreciated your quick response in email dialogs as well as quick setup of penetration test.
>
> **CTO,** Software Company

> Response time, professional behavior, price, transparent procedure, everything looked good.
>
> **CEO,** Customer Service

> Communication and speed of work to a very professional level. Everything has been great.
>
> **CISO,** Automotive Company

That is why partners select us for reliability and why customers return for new initiatives. It is also why we believe the strongest endorsement we can offer is a growing base of repeat business and multi-year relationships.



Case Studies

CyberGlobal offers advisors who live in-market, meet customers face to face, and bring the same enterprise-grade expertise used by Fortune 500 defenders at economics that work for growing businesses.

This combination of authentic local presence and global depth is **exactly what US buyers want in high-stakes moments,** and it's how we convert first wins into durable, multi-year relationships.



HEALTH SECTOR CASE STUDY: PEN TESTING WEB APPLICATION AND SERVICES

CyberGlobal helped a healthcare client strengthen its security posture by conducting an annual security review, supporting PCI DSS compliance, and protecting critical systems while maintaining confidentiality.

18	19	9
Security Issues Detected	Investigated Apps and Files	Strategic Testing Tools

Challenge: CyberGlobal identified 18 vulnerabilities across three web applications, 15 APIs, and a Docker container, including insecure authentication, broken access controls, and outdated dependencies.

Solution: The team applied patches, updated components, fixed configurations, introduced MFA and anti-automation measures, and recommended secure coding practices.

Result: The client strengthened security, reducing unauthorized access risks in patient applications with safer authentication while meeting healthcare compliance requirements.



SOFTWARE ENGINEERING & CONSULTING CASE STUDY

Software engineering firms are prime targets for cyberattacks, making strong defenses critical. CyberGlobal helped a leading international firm uncover risks and build a roadmap to safeguard

Challenge: Ahead of an M&A, a global software firm requested a full cybersecurity audit. CyberGlobal assessed 1,000+ assets and uncovered critical, high, and medium vulnerabilities across networks, apps, and firewalls.

Solution: The team patched systems, updated policies, optimized firewalls, and enhanced monitoring, endpoint protection, and secure coding practices.


its digital assets.
1000
Assets Covered
43
Risks Found
9
Strategic Testing Tools
Result: The audit delivered clear risk insights and a unified security roadmap, enabling both companies to move forward with confidence in the merger.

The two short case studies above show the model in action: targeted offensive testing that maps to business impact, followed by hands-on hardening, validation, and the runbooks that keep improvements in place.

It’s security as a relationship, not a one-off audit — delivered by people you can meet, backed by a global bench you can count on.

Risk Factors & Mitigation

Cybersecurity is competitive and buyers are fickle, but our **revenue is diversified across industries**, reducing exposure to any single sector. We also mitigate competitive risk with a **partnership-first model in which local franchisees have real skin in the game** and are backed by a global expert team. This aligns incentives, keeps delivery close to customers, and brings Fortune 500-level outcomes at lower cost.

Scale can strain quality, yet **our 70+ service offerings are delivered from a common playbook** that keeps outcomes consistent while letting us cross-sell and upsell as needs evolve. **We protect consistency by productizing what works** and anchoring on reliability that customers and partners can stake their reputation on, so engagements remain repeatable and trusted.

Market cycles can pressure service margins; **the parent company’s eight-year profitable track record** shows we can operate with discipline through different conditions. Our value equation is built for resilience: **enterprise expertise delivered through local relationships** at **SMB-friendly economics**, a combination that traditional vendors struggle to match.

a combination that traditional vendors struggle to match.

Execution risk is real in any growth plan, which is why an experienced management team with decades of experience in business development and cybersecurity leads this expansion, balancing speed with governance. Because we pair authentic local presence with global reach, we adapt quickly without losing quality or accessibility for growing businesses.



Together, **these factors create a resilient model**: broad demand, a deep portfolio, proven operating durability, and a leadership bench that knows how to win—and keep—customers.

Invest Now

The market is choosing trusted local relationships backed by global expertise, and CyberGlobal is the cybersecurity franchise built to deliver exactly that.

Our Partner Network turns enterprise-grade protection into something every growing business can access, and demand is accelerating as AI expands the attack surface and decision-makers seek credible, present partners they can actually meet.

If you believe the future of cybersecurity belongs to companies that combine enterprise quality with authentic local presence, and align success through real partnership, **now is the moment to join us.**

Early investors help shape the Partner Network as it scales and share in the upside of a category we are defining.

We're building a world where security is a relationship, not a vendor line item.



Be part of the First Cybersecurity Franchise.

- Proven model with **14 US franchisees signed in under a year**

- **$11M+ cumulative Group revenue (2018–2024); $17M+ cumulative executed contract value (booked backlog) through 2025**

- **CyberGlobal USA: $2M+ contracts in its first year**

- **Protected brand** with registered trademark

- **AI-powered innovation** with PentX.AI

- Vision 2030 → 200+ global locations, IPO or strategic alignment

- Vision 2030 → 200+ global locations, IPO or strategic alignment


2010
Founders met and started working together in top cybersecurity companies as engineers and later in management.
2017
We launched a cyber-services firm that grew to 100+ people with 70+ channel partners.
ctdefense
2011
2012
2013
2014
2015
2016
2017
2018
2019
2010
2020
2021
The firm was acquired by P3 Group, a German automotive and tech consulting leader.
P3
2024
De-merger and created CyberGlobal brand having the technical execution and expended the business model in the US.
cyberglobal
2025
14 locations
$2M revenue from US expansion
2030
50 locations worldwide
$50M revenue worldwide
2021
2022
2023
2024
2025
2026
2027
2028
2029
2020
2030

Future projections are not guaranteed.